Exhibit 99.1

Futu Announces Third Quarter 2021 Unaudited Financial Results

HONG KONG, November 24, 2021 (GLOBE NEWSWIRE) -- Futu Holdings Limited (“Futu” or the “Company”) (Nasdaq: FUTU), a leading tech-driven online brokerage and wealth management platform focusing on global investors, today announced its unaudited financial results for the third quarter ended September 30, 2021.

Third Quarter 2021 Operational Highlights

•	Total number of paying clients[1] increased 179.2% year-over-year to 1,167,204.

•	Total number of registered clients[2] increased 119.9% year-over-year to 2,580,002.

•	Total number of users[3] increased 58.6% year-over-year to 16.6 million.

•	Total client assets increased 111.0% year-over-year to HK$423.9 billion.

•	Daily average client assets were HK$444.1 billion in the third quarter of 2021, an increase of 146.3% from the same period in 2020.

•	Total trading volume increased 33.1% year-over-year to HK$1.4 trillion, in which trading volume for US stocks was HK$680.5 billion, trading volume for Hong Kong stocks was HK$605.8 billion, and trading volume for stocks under the Stock Connect was HK$62.6 billion.

•	Daily average revenue trades (DARTs)[4] increased 52.2% year-over-year to 576,810.

•	Margin financing and securities lending balance increased 151.0% year-over-year to HK$31.7 billion.

Third Quarter 2021 Financial Highlights

•	Total revenues increased 83.0% year-over-year to HK$1,731.1 million (US$222.4 million).

•	Total gross profit increased 91.6% year-over-year to HK$1,463.8 million (US$188.0 million).

•	Net income increased 53.1% year-over-year to HK$615.2 million (US$79.0 million).

•	Non-GAAP adjusted net income[5] increased 58.5% year-over-year to HK$646.1 million (US$83.0 million).

Mr. Leaf Hua Li, Futu’s Chairman and Chief Executive Officer, said, “Despite challenging macro environment, we recorded solid growth in paying clients and sequential improvement in financial metrics during the third quarter of 2021.”

“We added approximately 166 thousand paying clients. As of quarter end, total paying clients reached about 1.2 million, representing 179.2% year-over-year growth. Organic growth continued to drive the bulk of our paying client addition – the third quarter of 2021 marked our seventh consecutive quarter of acquiring over half of our paying clients organically. Quarterly paying client retention rate slipped slightly to 97% due to weak market performance.”

1 The number of paying clients refers to the number of clients with assets in their trading accounts with Futu.

2 The number of registered clients refers to the number of users who open one or more trading accounts with Futu.

3 The number of users refers to the number of user accounts registered with Futu.

4 The number of Daily Average Revenue Trades (DARTs) refers to the number of average trades per day that generate commissions or fees.

5 Non-GAAP adjusted net income is defined as net income excluding share-based compensation expenses.

“In Singapore, we continued to optimize our client acquisition strategy by iterating on different client incentives through various channels and tweaking our budget between brand and performance marketing. We have observed higher retention and robust asset inflow across cohorts, partially attributable to a growing portfolio of product offerings in Singapore, including U.S. IPO subscriptions, structured warrants, and fund products. In Hong Kong, we remained the top-of-mind retail broker, with the number of our Hong Kong users already constituted approximately one-third of the Hong Kong adult population. Our growth strategy in Hong Kong is to further penetrate into the young and tech-savvy population, and tap into the demographics that are currently not well represented in our client base through a series of targeted marketing initiatives.”

“As of quarter end, total client assets were HK$423.9 billion, representing a 111% year-over-year growth and 15.8% quarter-over-quarter decline. The sequential decline was due to sharp market depreciation, partially offset by healthy net asset inflow. Despite this challenging market backdrop, both total and average client assets in Singapore increased sequentially, up 52.4% and 11.5% respectively, thanks to robust asset inflow across client cohorts. Total trading volume was HK$1.4 trillion, up 33.1% year-over-year and 2.7% quarter-over-quarter.”

“As for our wealth management business, we started distributing fund products for six new fund houses, including Schroders and Carlyle, bringing our total asset management partners to 56. Despite a sequential decline in total client assets, assets in wealth management hit a record high of HK$17.7 billion, up 132.4% year-over-year and 28.5% quarter-over-quarter. Client assets in private funds jumped 135.0% quarter-over-quarter as we onboarded attractive alternative funds and launched online wealth management workshops for our high-net-worth clients in collaboration with leading fund houses. As of quarter end, over 115,000 clients, or about 10% of our total paying clients, held wealth management positions.”

“Our enterprise business Futu I&E had 215 IPO and IR clients as well as 325 ESOP clients as of quarter end, up 165.4% and 157.9% year-over-year. In the third quarter, a number of leading new economy companies, including Pop Mart, BYD and JD Health, opened enterprise accounts in our social community to share business updates and interact with retail investors. As of quarter end, over 700 companies have joined our ecosystem, including over 150 listed companies with market capitalization north of ten billion Hong Kong dollars.”

Third Quarter 2021 Financial Results

Revenues

Total revenues were HK$1,731.1 million (US$222.4 million), an increase of 83.0% from HK$946.2 million in the third quarter of 2020.

Brokerage commission and handling charge income was HK$933.4 million (US$119.9 million), an increase of 65.8% from the third quarter of 2020. The increase was driven by the 33.1% year-over-year growth in total trading volume and a higher blended commission rate of 6.9 bps. Since most of our clients adopt the commission-per-share pricing model for U.S. stock trading, a decrease in the average share price of the stocks they trade results in a higher blended commission rate. Higher contributions from derivatives trading also supported commission rate expansion.

Interest income was HK$631.7 million (US$81.1 million), an increase of 128.5% from the third quarter of 2020. The increase in interest income was mainly driven by higher margin financing and securities lending income, partially offset by lower IPO financing interest income.

Other income was HK$166.0 million (US$21.3 million), an increase of 55.6% from the third quarter of 2020. The increase was primarily due to increases in enterprise public relationship service charge income and currency exchange service income.

Costs

Total costs were HK$267.2 million (US$34.3 million), an increase of 46.7% from HK$182.1 million in the third quarter of 2020.

Brokerage commission and handling charge expenses were HK$125.5 million (US$16.1 million), an increase of 24.1% from the third quarter of 2020. The expenses didn’t grow in tandem with brokerage commission and handling charges income due to an upgraded service package with our U.S. clearing house.

Interest expenses were HK$74.3 million (US$9.5 million), an increase of 56.8% from the third quarter of 2020. The increase was due to higher margin financing interest expenses and higher expenses associated with our securities borrowing and lending business. Interest expenses didn’t increase in line with interest income as we increasingly shifted our funding mix towards lower-cost funding sources.

Processing and servicing costs were HK$67.4 million (US$8.7 million), an increase of 100.6% from the third quarter of 2020. The increase was primarily due to an increase in cloud service fees to process a higher number of concurrent trades.

Gross Profit

Total gross profit was HK$1,463.8 million (US$188.0 million), an increase of 91.6% from HK$764.1 million in the third quarter of 2020.

Gross margin was 84.6%, as compared to 80.8% in the third quarter of 2020.

Operating Expenses

Total operating expenses were HK$763.8 million (US$98.1 million), an increase of 136.6% from HK$322.8 million in the third quarter of 2020.

Research and development expenses were HK$223.9 million (US$28.8 million), an increase of 49.5% from the third quarter of 2020. The increase was primarily due to an increase in research and development headcount to support new product offerings, build U.S. clearing capabilities, and provide more customized product experiences in international markets.

Selling and marketing expenses were HK$403.1 million (US$51.8 million), an increase of 262.5% from HK$111.2 million in the third quarter of 2020. The rising spending was driven by higher branding and marketing expenses, especially in Singapore and the U.S.

General and administrative expenses were HK$136.8 million (US$17.6 million), an increase of 121.7% from the third quarter of 2020. The increase was primarily due to an increase in headcount for general and administrative personnel.

Net Income

Net income increased by 53.1% to HK$615.2 million (US$79.0 million) from HK$401.7 million in the third quarter of 2020. Net income margin for the third quarter of 2021 was 35.5%.

Non-GAAP adjusted net income increased by 58.5% to HK$646.1 million (US$83.0 million) from the third quarter of 2020. Non-GAAP adjusted net income is defined as net income excluding share-based compensation expenses. For further information, see "Use of Non-GAAP Financial Measures" at the bottom of this press release.

Net Income per ADS

Basic net income per American Depositary Share (“ADS”) was HK$4.00 (US$0.51), compared with HK$3.09 in the third quarter of 2020. Diluted net income per ADS was HK$3.94 (US$0.50), compared with HK$3.04 in the third quarter of 2020. Each ADS represents eight Class A ordinary shares.

Conference Call and Webcast

Futu's management will hold an earnings conference call on Wednesday, November 24, 2021, at 7:30 AM U.S. Eastern Time (8:30 PM on the same day, Beijing/Hong Kong Time).

Please note that all participants will need to pre-register for the conference call, using the link http://apac.directeventreg.com/registration/event/4463569. It will automatically lead to the registration page of "Futu Holdings Ltd Third Quarter 2021 Earnings Conference Call", where details for RSVP are needed. When requested to submit a participant conference ID, please enter the number "4463569".

Upon registering, all participants will be provided in confirmation emails with participant dial-in numbers, Direct Event passcodes and unique registrant IDs to access the conference call. Please dial in 10 minutes prior to the call start time using the conference access information.

A telephone replay will be available after the conclusion of the conference call through 7:59 AM U.S. Eastern Time, December 1, 2021. The dial-in details are:

International:	+61-2-8199-0299
US:	+1-646-254-3697
Hong Kong:	+852-3051-2780
Passcode:	4463569

Additionally, a live and archived webcast of this conference call will be available at https://ir.futuholdings.com/.

About Futu Holdings Limited

Futu Holdings Limited (Nasdaq: FUTU) is an advanced technology company transforming the investing experience by offering a fully digitized brokerage and wealth management platform. The Company primarily serves the emerging affluent population, pursuing a massive opportunity to facilitate a once-in-a-generation shift in the wealth management industry and build a digital gateway into broader financial services. The Company provides investing services through its proprietary digital platform, Futubull and moomoo, each a highly integrated application accessible through any mobile device, tablet or desktop. The Company's primary fee-generating services include trade execution and margin financing which allow its clients to trade securities, such as stocks, warrants, options, futures and exchange-traded funds, or ETFs, across different markets. Futu has also embedded social media tools to create a network centered around its users and provide connectivity to users, investors, companies, analysts, media and key opinion leaders.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP adjusted net income, a non-GAAP measure, as a supplemental measure to review and assess its operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines non-GAAP adjusted net income as net income excluding share-based compensation expenses. The Company presents the non-GAAP financial measure because it is used by the management to evaluate the operating performance and formulate business plans. Non-GAAP adjusted net income enables the management to assess the Company's operating results without considering the impact of share-based compensation expenses, which are non-cash charges. The Company also believes that the use of the non-GAAP measure facilitates investors' assessment of its operating performance.

Non-GAAP adjusted net income is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using non-GAAP adjusted net income is that it does not reflect all items of expense that affect the Company's operations. Share-based compensation expenses have been and may continue to be incurred in the business and is not reflected in the presentation of non-GAAP adjusted net income. Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company's performance.

For more information on this non-GAAP financial measure, please see the table captioned "Unaudited Reconciliations of Non-GAAP and GAAP Results" set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain HK dollars (“HK$”) amounts into U.S. dollars ("US$") at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from HK$ to US$ were made at the rate of HK$7.7850 to US$1.00, the noon buying rate in effect on September 30, 2021 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the HK$ or US$ amounts referred could be converted into US$ or HK$, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the quotations from the management team of the Company, contain forward-looking statements. Futu may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Futu's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Futu's goal and strategies; Futu's expansion plans; Futu's future business development, financial condition and results of operations; Futu's expectations regarding demand for, and market acceptance of, its credit products; Futu's expectations regarding keeping and strengthening its relationships with borrowers, institutional funding partners, merchandise suppliers and other parties it collaborate with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Futu's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Futu does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor inquiries, please contact:

Investor Relations

Futu Holdings Limited

ir@futuholdings.com

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of December 31	As of September 30
	2020	2021	2021
	HK$	HK$	US$
ASSETS
Cash and cash equivalents	1,034,668	2,082,051	267,444
Cash held on behalf of clients	42,487,090	60,311,093	7,747,090
Term deposits	300,000	-	-
Securities purchased under agreements to resell	-	10,000	1,285
Loans and advances (net of allowance of HK$9,075 thousand and HK$11,890 thousand as of December 31, 2020 and September 30, 2021)	18,825,366	30,834,056	3,960,701
Receivables:
Clients	735,145	385,222	49,483
Brokers	5,780,461	9,235,017	1,186,258
Clearing organizations	1,243,928	1,127,726	144,859
Fund management companies and fund distributors	297,622	130,555	16,770
Interest	19,876	38,094	4,893
Prepaid assets	11,422	23,534	3,023
Operating lease right-of-use assets	208,863	238,514	30,638
Other assets	393,326	563,192	72,341
Total assets	71,337,767	104,979,054	13,484,785

LIABILITIES
Amounts due to related parties	87,169	37,728	4,846
Payables:
Clients	46,062,842	64,385,941	8,270,513
Brokers	4,533,581	3,678,571	472,520
Clearing organizations	324,266	661,937	85,027
Fund management companies and fund distributors	127,442	54,270	6,971
Interest	5,493	13,644	1,753
Borrowings	5,482,818	7,942,243	1,020,198
Securities sold under agreements to repurchase	5,453,037	4,911,507	630,894
Operating lease liabilities	222,231	254,027	32,630
Accrued expenses and other liabilities	731,198	1,463,404	187,977
Total liabilities	63,030,077	83,403,272	10,713,329

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(In thousands, except for share and per share data)

	As of December 31	As of September 30
	2020	2021	2021
	HK$	HK$	US$
SHAREHOLDERS’ EQUITY
Class A ordinary shares	47	58	7
Class B ordinary shares	38	38	5
Additional paid-in capital	6,960,369	17,892,965	2,298,390
Accumulated other comprehensive income	4,974	29,058	3,733
Retained earnings	1,342,262	3,653,663	469,321
Total shareholders' equity	8,307,690	21,575,782	2,771,456
Total liabilities and shareholders' equity	71,337,767	104,979,054	13,484,785

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except for share and per share data)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2020	September 30, 2021	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2021
	HK$	HK$	US$	HK$	HK$	US$
Revenues
Brokerage commission and handling charge income	563,109	933,412	119,899	1,271,804	3,056,091	392,561
Interest income	276,359	631,668	81,139	628,692	1,900,608	244,137
Other income	106,704	165,970	21,319	223,882	555,812	71,395
Total revenues	946,172	1,731,050	222,357	2,124,378	5,512,511	708,093
Costs
Brokerage commission and handling charge expenses	(101,146)	(125,460)	(16,116)	(228,320)	(484,462)	(62,230)
Interest expenses	(47,357)	(74,319)	(9,546)	(120,672)	(321,286)	(41,270)
Processing and servicing costs	(33,558)	(67,439)	(8,663)	(104,791)	(183,463)	(23,566)
Total costs	(182,061)	(267,218)	(34,325)	(453,783)	(989,211)	(127,066)
Total gross profit	764,111	1,463,832	188,032	1,670,595	4,523,300	581,027

Operating expenses
Research and development expenses	(149,842)	(223,905)	(28,761)	(351,178)	(534,692)	(68,682)
Selling and marketing expenses	(111,187)	(403,065)	(51,775)	(272,793)	(1,055,101)	(135,530)
General and administrative expenses	(61,741)	(136,782)	(17,570)	(159,496)	(311,147)	(39,968)
Total operating expenses	(322,770)	(763,752)	(98,106)	(783,467)	(1,900,940)	(244,180)

Others, net	(6,763)	9,902	1,272	(15,125)	(9,691)	(1,245)

Income before income tax expense	434,578	709,982	91,198	872,003	2,612,669	335,602

Income tax expense	(32,700)	(94,771)	(12,174)	(78,475)	(301,268)	(38,699)
Share of loss from equity method investment	(157)	-	-	(465)	-	-

Net income	401,721	615,211	79,024	793,063	2,311,401	296,903

Net income attributable to ordinary shareholders of the Company	401,721	615,211	79,024	793,063	2,311,401	296,903

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Continued)

(In thousands, except for share and per share data)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2020	September 30, 2021	September 30, 2021	September 30, 2020	September 30, 2021	September30, 2021
	HK$	HK$	US$	HK$	HK$	US$
Net income per share attributable to ordinary shareholders of the Company
Basic	0.39	0.50	0.06	0.78	1.94	0.25
Diluted	0.38	0.49	0.06	0.77	1.91	0.25

Net income per ADS
Basic	3.09	4.00	0.51	6.24	15.50	1.99
Diluted	3.04	3.94	0.50	6.16	15.26	1.96

Weighted average number of ordinary shares used in computing net income per share
Basic	1,041,524,160	1,229,645,101	1,229,645,101	1,016,459,235	1,192,527,761	1,192,527,761
Diluted	1,056,692,991	1,247,110,187	1,247,110,187	1,029,682,530	1,212,191,974	1,212,191,974

Net income	401,721	615,211	79,024	793,063	2,311,401	296,903
Other comprehensive income, net of Tax
Foreign currency translation adjustment	(784)	21,130	2,715	(5,080)	24,084	3,094
Total comprehensive income	400,937	636,341	81,739	787,983	2,335,485	299,997

FUTU HOLDINGS LIMITED

UNAUDITED RECONCILIATIONS OF NON-GAAP AND GAAP RESULTS

(In thousands)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2020	September 30, 2021	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2021
	HK$	HK$	US$	HK$	HK$	US$
Net income	401,721	615,211	79,024	793,063	2,311,401	296,903
Add: share-based compensation expenses	5,987	30,879	3,966	18,052	64,295	8,259
Adjusted net income	407,708	646,090	82,990	811,115	2,375,696	305,162

Non-GAAP to GAAP reconciling items have no income tax effect.